                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2000.

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                   to          .
                                        --------    --------

Commission file numbers 33-84656 and 333-17773.

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Gray Communications Systems, Inc.
                  Capital Accumulation Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Gray Communications Systems, Inc.
                  126 N. Washington Street
                  Albany, Georgia 31701

                        GRAY COMMUNICATIONS SYSTEMS, INC.

                                    FORM 11-K

                              REQUIRED INFORMATION

         (a)      Financial Statements. Filed as part of this Report on Form
                  --------------------
                  11-K are the financial statements and the schedules thereto of the Gray Communications Systems, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of Ernst & Young LLP, independent auditors, dated May 18, 2001.

         (b)      Exhibits. A consent of Ernst & Young LLP dated June 25, 2001
                  --------
                  is being filed as an exhibit to this report.


                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             GRAY COMMUNICATIONS SYSTEMS, INC.
                                             CAPITAL ACCUMULATION PLAN


Date: June 27, 2001                          By:  /S/ James C. Ryan
                                                  -----------------
                                                  James C. Ryan
                                                  Chief Financial Officer
                                                  Plan Administrator

                        GRAY COMMUNICATIONS SYSTEMS, INC.

                                    FORM 11-K

                                  EXHIBIT INDEX


Exhibit                                                                Page
Number                        Exhibit                                 Number
------                        -------                                 ------

  23           Consent of Ernst & Young LLP to                          20
               incorporation of its report by
               reference in Gray Communications
               Systems, Inc. Registration Statement
               on Form S-8, No. 33-84656 and No. 333-17773.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
Gray Communications Systems, Inc.
Capital Accumulation Plan
 Years ended December 31, 2000 and 1999
 with Report of Independent Auditors

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

             Audited Financial Statements and Supplemental Schedules

                           December 31, 2000 and 1999





                                    CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4


Supplemental Schedules

Schedule of Assets (Held at End of Year)....................................12
Schedule of Reportable Transactions.........................................13

                         Report of Independent Auditors


Benefit Committee
Gray Communications Systems, Inc.

We have audited the accompanying statements of net assets available for benefits of the Gray Communications Systems, Inc. Capital Accumulation Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year) as of December 31, 2000 and Reportable Transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                       /s/ Ernst & Young, LLP


Atlanta, Georgia
May 18, 2001

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                 Statements of Net Assets Available for Benefits


                                                      DECEMBER 31
                                               2000                 1999
                                           --------------------------------
Assets
Investments, at fair value                 $11,143,617          $ 9,990,015

Receivables:
   Sponsor contributions                        59,850               59,256
   Participant contributions                   148,452              140,984
                                           --------------------------------
Total receivables                              208,302              200,240
                                           --------------------------------
Net assets available for benefits          $11,351,919          $10,190,255
                                           ================================



See accompanying notes.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions
Participant contributions                                           $  1,637,459
Sponsor contributions                                                    685,155
Rollover contributions                                                     8,096
Other (net)                                                                4,526
Investment results:
   Interest and dividend income                                          684,127
   Net realized and unrealized depreciation of investments              (715,195)
                                                                    ------------
                                                                         (31,068)
                                                                    ------------
Total additions                                                        2,304,168

Deductions
Withdrawals by participants                                           (1,102,085)
Administrative and other expenses                                        (40,419)
                                                                    ------------
Total deductions                                                      (1,142,504)
                                                                    ------------

Net increase in assets available for benefits                          1,161,664

Net assets available for benefits:
   Beginning of year                                                  10,190,255
                                                                    ------------
   End of year                                                      $ 11,351,919
                                                                    ============



See accompanying notes.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                          Notes to Financial Statements

                                December 31, 2000


1. Description of the Plan

The following brief description of the Gray Communications Systems, Inc. Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Plan was established effective October 1, 1994 for the benefit of eligible employees of Gray Communications Systems, Inc., and of its subsidiaries and affiliates that subsequently adopt the Plan.

General

The Plan is a voluntary defined contribution plan for salaried and non-salaried employees of Gray Communications Systems, Inc. and its subsidiaries (the "Sponsor") who have completed one eligibility year of service as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

While the Sponsor has not expressed any intent to do so, the Benefit Committee retains the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event a decision is made by the Benefit Committee to terminate the Plan, all participants shall receive full distribution of the balances in their accounts.

Trust Agreement and Change in Trustee

Assets of the Plan were held for safekeeping and investment by INVESCO Trust Company from January 1, 2000 through July 11, 2000. Effective July 11, 2000, all assets of the Plan were transferred to Circle Trust Company (the "Trustee") as part of a trust agreement between the Sponsor and the Trustee.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



1. Description of the Plan (Continued)

Contributions

Each active Plan participant may make contributions up to a maximum of 16% of his/her compensation on a before-tax basis and up to a maximum of 16% on an after-tax basis, as long as the sum of the before-tax and after-tax percentages does not exceed 16%. Participant contributions made on a before-tax basis under
Section 401(k) of the Internal Revenue Code (the "Code") can not exceed the elective contribution limit of $10,500 during 2000. Contributions by highly compensated employees are subject to additional restrictions.

Upon enrollment, a participant may direct employee contributions in 10% increments to any of the Plan's fund options. Contributions to the Gray Communications Systems, Inc. Common Stock Fund are temporarily invested in a liquidity cash account until used to purchase Gray Communications Systems, Inc. common stock. Participants may change their investment options quarterly.

The Sponsor shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of plan participants not to exceed 6% of eligible compensation as defined in the Plan document. The matching percentage was 50% for the year ended December 31, 2000. The Sponsor's matching contributions can be made either in shares of Gray Communications Systems, Inc. Class B common stock or in cash. Any forfeitures of Sponsor contributions are used to reduce future Sponsor contributions. Forfeitures of nonvested amounts were approximately $27,000 for the year ended December 31, 2000.

Vesting

Participants are fully vested with regard to their contributions. Participants vest in the Sponsor's contributions after completing five years of service, as defined in the Plan document.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



1. Description of the Plan (Continued)

Withdrawals

A participant may withdraw all or part of his/her after-tax contributions for any reason, subject to the suspension of such participant's rights to make after tax contributions for six months.

Hardship withdrawals may be available as defined by the Plan document. A participant making a hardship withdrawal is ineligible to contribute to the Plan for the next twelve months from the date of receipt of the withdrawal and is prohibited from making any elective or employee contributions to all other plans of the Sponsor, including, but not limited to, any stock option, stock purchase or similar plan maintained by the Sponsor.

Distributions

A participant, following termination of employment, can elect to have Plan benefits paid in a single lump-sum distribution, in installments or in a combination of the two methods.

At December 31, 2000, none of the net assets available for benefits were allocated to the accounts of persons who had withdrawn from participation in the Plan, but had not been paid. Such amounts would be, if any, recorded as benefits payable for purposes of the Plan's Form 5500.

Loans

The Plan provides for participant loans at rates of interest established by the Sponsor's Benefit Committee. Such loans are limited as defined by the Plan document.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared based on the accrual method of accounting with investments carried at fair values as described below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The trust funds are valued at their redemption prices (fair values) as established by the Trustee. Generally, the fair values are based on national stock exchange closing prices or other published sources. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reflected on the trade dates. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Administrative Expenses

All administrative and investment expenses, except for fund management fees, are paid by the Sponsor.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



2. Summary of Significant Accounting Policies (Continued)

Parties-In-Interest Transactions

Plan assets included in the funds are managed by Circle Trust Company ("Circle Trust"). As Circle Trust is the trustee, as defined by the Plan, transactions involving these investments are party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Sponsor, also qualify as party-in-interest transactions.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1995, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



4. Investments

During 2000, the Plan's investments including investments purchased, sold as well as held during the year appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                         Net Realized and Unrealized
                                                       Appreciation (Depreciation) in
                                                          Fair Value of Investments
                                                       ------------------------------
Collective Trust Funds:
  INVESCO Funds
    Principal Protection Fund                                      $   9,417
    Intermediate Return Fund                                          21,458
    Growth and Income Fund                                            78,113
    Maximum Appreciation Fund                                        146,172

Mutual Funds:
  Circle Trust Funds
    Growth Fund of America                                          (554,265)
    Small Cap World Fund                                            (145,315)
    Europacific Growth                                              (144,775)
    New Economy Fund                                                (126,329)
    Investment Company of America                                   (124,282)
    Intermediate Bond Fund                                            37,754
    Van Kempen Emerging Growth Fund                                   (8,082)
    New Perspective Fund                                                (574)
    Fundamental Investors Fund                                          (311)
    Equity Growth                                                       (252)
    Fidelity Advisor Overseas Fund A                                     (54)

Common Stock*                                                         96,130
                                                                   ---------
                                                                   $(715,195)
                                                                   =========

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



4. Investments (Continued)

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

                                                                   December 31
                                                             2000                1999
                                                          ------------------------------
Collective Trust Funds
INVESCO Trust Company:
  Principal Protection Fund                               $       --          $  406,800
  Intermediate Return Fund                                        --             742,010
  Growth and Income Fund                                          --           2,313,801
  Maximum Appreciation Fund                                       --           3,798,886

Circle Trust Funds
  Growth Fund of America                                   2,584,472                  --
  Investment Company of America                            1,773,414                  --
  Intermediate Bond Fund                                   1,355,378                  --
  Cash Management Trust                                      626,668                  --

Common Stock Fund
Gray Communications Systems, Inc.
  Common Stock - Class A*                                    711,563             906,184
Gray Communications Systems, Inc.
  Common Stock - Class B*                                  2,503,191           1,682,195

*  Non-participant-directed

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments is as follows:


                                                                     December 31
                                                               2000                1999
                                                            ------------------------------
Investments, at fair value:
  Gray Communications Systems, Inc.
    Common Stock - Class A                                  $  711,563          $  906,184
  Gray Communications Systems, Inc.
    Common Stock - Class B                                   2,503,191           1,682,195
  Common Stock liquidity cash                                  101,467              26,723
                                                            ------------------------------
                                                            $3,316,221          $2,615,102
                                                            ==============================


                                                                    Year Ended
                                                                   December 31,
                                                                       2000
                                                                   ------------
Change in net assets:
  Contributions                                                     $ 858,354
  Interest and dividend income                                         10,424
  Net realized and unrealized appreciation of investments              96,130
  Withdrawals by participants                                        (192,152)
  Transfers to participant directed investments                       (71,637)
                                                                    ---------
                                                                    $ 701,119
                                                                    =========

                             Supplemental Schedules

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                        EIN: 58-0285030 Plan Number: 003
                               Schedule H, Line 4i
                             Supplemental Schedules
                    Schedule of Assets (Held at End of Year)

                                December 31, 2000



                   (b)                       (c)                    (d)           (e)
     Identity of Issue, Borrower,        Description of             Cost        Current
(a)    Lessor or Similar Party             Investment                            Value
-----------------------------------------------------------------------------------------

 *   Circle Trust Company
       Growth Fund of America            95,450.513 units               #      $2,584,472
       Investment Company of
         America                         57,139.935 units               #       1,773,414
       Intermediate Bond Fund           101,084.220 units               #       1,355,378
       Cash Management Trust            626,686.000 units               #         626,668
       Europacific Growth Fund           14,514.712 units               #         442,929
       New Economy Fund                  21,783.420 units               #         483,626
       Small Cap World Fund              11,879.513 units               #         329,835
       Van Kampen Emerging
         Growth Fund                        347.326 units               #          21,646
       New Perspective                      159.935 units               #           3,846
       Fundamental Investors Fund           117.310 units               #           3,655
       Equity Growth Fund                    29.324 units               #           1,597
       Fidelity Advisor Overseas
         Fund Class A                         9.671 units               #             165
                                                                               ----------
     Total                                                                      7,627,231
     Common Stock Fund-
        Gray Communications
         Systems, Inc.
 *       Common Stock - Class A              45,000 shares     $  573,507         711,563
 *       Common Stock - Class B             170,430 shares      2,393,860       2,503,191
     Common Stock liquidity cash                                        #         101,467
     Participant loans              Interest at rates from
                                             8.75% to 9.5%                        200,165
                                                                              -----------
                                                                              $11,143,617
                                                                              ===========

*  Indicates a party-in-interest to the Plan.
#  Not applicable for participant directed investments.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                        EIN: 58-0285030 Plan Number: 003
                               Schedule H, Line 4j
                       Schedule of Reportable Transactions

                          Year ended December 31, 2000



                                                                                                              (h)
          (a)                                                               (d)                        Current Value
   Identity of Party                (b)                      (c)          Selling          (g)          of Asset on          (i)
       Involved             Description of Asset       Purchase Price      Price      Cost of Asset   Transaction Date    Net Gain
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of securities transactions in excess of 5% of plan assets.

Gray Communications     Gray Communications
  Systems, Inc.           Systems, Inc. Common
                          Stock - Class B
                            Purchases of 78,937
                              shares                      $1,160,742      $     --        $1,160,742       $1,160,742      $    --
                            Sales of 30,653 shares                --       499,293           426,538          499,293       72,755





There were no category (i), (ii), or (iv) transactions during the year ended December 31, 2000.

Note: The information required by columns (e) and (f) is not applicable.


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